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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*


                              The Right Start, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    766574107
                                 --------------
                                 (CUSIP Number)


                            Walter H. Stowell, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

------------------------------             ------------------------------------
CUSIP NO.     766574107                    Page  2 of 21 Pages
          -----------------                      -    --
------------------------------             ------------------------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Edward L. Cahill
                                 SSN:  ###-##-####
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY
---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                      AF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
            PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA
---------------------------- -------- ------------------------------------------
                                7      SOLE VOTING POWER
         NUMBER OF                            -0-
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8      SHARED VOTING POWER
         OWNED BY                           500,000
           EACH              -------- ------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                              -0-
           WITH              -------- ------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                            500,000
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       500,000
---------- ---------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [  ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON *
                                      IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

------------------------------             ------------------------------------
CUSIP NO.     766574107                    Page  3 of 21 Pages
          -----------------                      -    --
------------------------------             ------------------------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 David L. Warnock
                                 SSN:  ###-##-####
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY
---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                      AF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
            PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA
---------------------------- -------- ------------------------------------------
                                7      SOLE VOTING POWER
         NUMBER OF                            -0-
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8      SHARED VOTING POWER
         OWNED BY                           500,000
           EACH              -------- ------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                              -0-
           WITH              -------- ------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                            500,000
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       500,000
---------- ---------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [  ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON *
                                      IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

------------------------------             ------------------------------------
CUSIP NO.     766574107                    Page  4 of 21 Pages
          -----------------                      -    --
------------------------------             ------------------------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Cahill, Warnock Strategic Partners, L.P.
                           IRSN: 52-1970604
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY
---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                      AF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
            PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware Limited Partnership
---------------------------- -------- ------------------------------------------
                                7      SOLE VOTING POWER
         NUMBER OF                            -0-
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8      SHARED VOTING POWER
         OWNED BY                           500,000
           EACH              -------- ------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                              -0-
           WITH              -------- ------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                            500,000
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       500,000
---------- ---------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [  ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON *
                                     PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

------------------------------             ------------------------------------
CUSIP NO.     766574107                    Page  5 of 21 Pages
          -----------------                      -    --
------------------------------             ------------------------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Cahill, Warnock Strategic Partners Fund, L.P.
                           IRSN:  52-1970619
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY
---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                     WC, AF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
            PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware Limited Partnership
---------------------------- -------- ------------------------------------------
                                7      SOLE VOTING POWER
         NUMBER OF                            -0-
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8      SHARED VOTING POWER
         OWNED BY                           500,000
           EACH              -------- ------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                              -0-
           WITH              -------- ------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                            500,000
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       500,000
---------- ---------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [  ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON *
                                      PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

------------------------------             ------------------------------------
CUSIP NO.     766574107                    Page  6 of 21 Pages
          -----------------                      -    --
------------------------------             ------------------------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Cahill, Warnock & Company, LLC
                             IRSN: 52-1931617
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY
---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                      AF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
            PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Maryland Limited Liability Company
---------------------------- -------- ------------------------------------------
                                7      SOLE VOTING POWER
         NUMBER OF                            -0-
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8      SHARED VOTING POWER
         OWNED BY                           500,000
           EACH              -------- ------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                              -0-
           WITH              -------- ------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                            500,000
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       500,000
---------- ---------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [  ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON *
                                      OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D


------------------------------             ------------------------------------
CUSIP NO.     766574107                    Page  7 of 21 Pages
          -----------------                      -    --
------------------------------             ------------------------------------

---------- ---------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Strategic Associates, L.P.
                                 IRSN: 52-1991689
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY
---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                              WC, AF
---------- ---------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
            PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware Limited Partnership
---------------------------- -------- ------------------------------------------
                                7      SOLE VOTING POWER
         NUMBER OF                            -0-
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8      SHARED VOTING POWER
         OWNED BY                           500,000
           EACH              -------- ------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                              -0-
           WITH              -------- ------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                            500,000
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       500,000
---------- ---------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [  ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON *
                                      PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









ITEM 1.     SECURITY AND ISSUER:

         This statement relates to the Common Stock, no par value (the "Shares"), of The Right Start, Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5334 Sterling Center Drive, Westlake Village, CA 91361.


ITEM 2.     IDENTITY AND BACKGROUND:


         This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund, (iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill,
Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 10 North Calvert Street, Suite 735, Baltimore, MD 21202. The business address of Cahill and Warnock is 10 North Calvert Street, Suite 735, Baltimore, MD 21202.

         The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.


         The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

         The  principal   business  of  Camden   Partners  is  to  make  passive
investments in public companies. The principal office of Camden Partners in 10 North Calvert Street, Suite 735, Baltimore, MD 21202.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


                              Page 8 of 21 Pages
                                   -    --

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:


         On October 11, 1996 Strategic Partners Fund acquired 2,842 units of 8% Convertible Debentures due May 31, 2002 for a total purchase price of $2,842,000. The acquired debentures are currently convertible into 473,666.67 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On October 11, 1996 Strategic Associates acquired 158 units of 8% Convertible Debentures due May 31, 2002 for a total purchase price of $158,000. The acquired debentures are currently convertible into 26,333.33 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.     PURPOSE OF TRANSACTION:

         Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as stated below, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.



                               Page 9 of 21 Pages
                                    -    --



         Pursuant to a letter agreement dated October 11, 1996 among the Issuer and Strategic Partners (attached hereto as Exhibit 2), David L. Warnock has been invited to fill a vacancy on Issuer's Board of Directors immediately following the Issuer's annual meeting of stockholders scheduled for November 12, 1996.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:


         (a) Strategic Partners Fund is the record owner of 2,842 units of 8% Convertible Debentures due May 31, 2002 (the "Fund Debentures"). The Fund Debentures are currently convertible into 473,666.67 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). Strategic Associates is the record owner of 158 units of 8% Convertible Debentures due May 31, 2002 (the "Associates Debentures"). The Associates Debentures are currently convertible into 26,333.33 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially both the Fund Conversion Shares and the Associates Conversion Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially both the Fund Conversion Shares and the Associates Conversion Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially both the Fund Conversion Shares and the Associates Conversion Shares.


         Each of the Reporting Persons may be deemed to own beneficially 5.92% of the Issuer's Common Stock, which percentage is calculated based upon (i) 7,949,306 shares reported outstanding in the Issuer's Form 10-Q for the period ending August 31, 1996, and (ii) the number of shares (500,000) issuable upon conversion of the Fund Debentures and the Associates Debentures.

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 3), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time and on substantially the same terms. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           500,000 shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           500,000 shares for each Reporting Person.


                               Page 10 of 21 Pages
                                    --    --


         Strategic Partners Fund disclaims beneficial ownership of all of the Associates Conversion Shares. Strategic Associates disclaims beneficial ownership of all of the Fund Conversion Shares. Strategic Partners, Cahill, Warnock & Co. and Cahill and Warnock each disclaim beneficial ownership of the Fund Conversion Shares and the Associates Conversion Shares.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 3), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time and on substantially the same terms.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit 1 - Agreement regarding filing of joint Schedule 13D

          Exhibit 2 - Letter  Agreement   dated   October   11,  1996  among the
                      Issuer and Strategic Partners regarding the appointment of David L. Warnock to the Issuer's Board of Directors.

          Exhibit 3 - Amendment  No. 1 to the Limited  Partnership  Agreement of
                      Strategic Partners Fund.


                               Page 11 of 21 Pages
                                    --    --




                                  SCHEDULE 13D


SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  October 21, 1996           /s/ Edward L. Cahill
                                   --------------------
                                       Edward L. Cahill


                                   /s/ David L. Warnock
                                   --------------------
                                       David L. Warnock


                                   CAHILL, WARNOCK STRATEGIC
                                   PARTNERS FUND, L.P.

                                   By:  Cahill, Warnock Strategic Partners,
                                        L.P., its Sole General Partner

                                        By: /s/ Edward L. Cahill
                                           -------------------------------------
                                            Edward L. Cahill, General Partner


                                        By: /s/ David L. Warnock
                                           -------------------------------------
                                            David L. Warnock, General Partner


                                   CAHILL, WARNOCK STRATEGIC
                                   PARTNERS, L.P.

                                   By: /s/ Edward L. Cahill
                                       -------------------------------------
                                           Edward L. Cahill, General Partner

                                   By: /s/ David L. Warnock
                                       -------------------------------------
                                           David L. Warnock, General Partner


                                   STRATEGIC ASSOCIATES, L.P.

                                   By:  Cahill, Warnock & Co., LLC, its
                                        sole General Partner

                                        By: /s/ Edward L. Cahill
                                            ---------------------------------
                                            Edward L. Cahill, Member



                               Page 12 of 21 Pages
                                    --    --




                                        By: /s/ David L. Warnock
                                            ---------------------------------
                                            David L. Warnock, Member


                                   CAHILL, WARNOCK & CO., LLC

                                   By: /s/ Edward L. Cahill
                                       ---------------------------------
                                           Edward L. Cahill, Member


                                   By: /s/ David L. Warnock
                                       ----------------------------------
                                           David L. Warnock, Member


                               Page 13 of 21 Pages
                                    --    --






                                                                       Exhibit 1


                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of The Right Start, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         Executed this 21st day of October, 1996.



                                    /s/ Edward L. Cahill
                                    ----------------------------------------
                                        Edward L. Cahill


                                    /s/ David L. Warnock
                                    ----------------------------------------
                                    David L. Warnock


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS FUND, L.P.

                                    By:  Cahill, Warnock Strategic Partners,
                                         L.P., its Sole General Partner

                                        By: /s/ Edward L. Cahill
                                            ------------------------------------
                                            Edward L. Cahill, General Partner


                                        By: /s/ David L. Warnock
                                            ------------------------------------
                                            David L. Warnock, General Partner


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS, L.P.

                                    By: /s/ Edward L. Cahill
                                    ----------------------------------------
                                            Edward L. Cahill, General Partner


                                    By: /s/ David L. Warnock
                                    ----------------------------------------
                                            David L. Warnock, General Partner





                              Page 14 of 21 Pages
                                   --    --


                                    STRATEGIC ASSOCIATES, L.P.



                                    By:  Cahill, Warnock & Co., LLC, its
                                         sole General Partner

                                        By: /s/ Edward L. Cahill
                                            ------------------------------------
                                            Edward L. Cahill, Member

                                        By: /s/ David L. Warnock
                                            ------------------------------------
                                            David L. Warnock, Member


                                    CAHILL, WARNOCK & CO., LLC

                                    By: /s/ Edward L. Cahill
                                    ----------------------------------------
                                            Edward L. Cahill, Member


                                    By: /s/ David L. Warnock
                                    ----------------------------------------
                                            David L. Warnock, Member


                              Page 15 of 21 Pages
                                   --    --




                                                                       Exhibit 2


                              THE RIGHT START, INC.
                           5334 Sterling Center Drive
                           Westlake Village, CA 91361


                                October 11, 1996

Mr. David L. Warnock
Cahill, Warnock Strategic Partners, L.P.
10 North Calvert Street, Suite 735
Baltimore, MD  21202

Dear David:

         I am extremely pleased that Cahill, Warnock Strategic Partners, L.P. has chosen to invest in the Right Start, Inc. This letter is intended to confirm our intention that you will join our Board of Directors by filling a vacancy which currently exists. As we discussed, we anticipate that your election will take place promptly after the Company's annual meeting currently scheduled for November 12, 1996. Additionally, prior to your formal election, we would like to offer you the opportunity to attend all Board of Directors meetings (and receive all materials which we distribute to our directors) as an invited guest of the Board.

         Your participation with our Board of Directors shall commence upon the final execution of the Convertible Debenture Purchase Agreement (along with related documents thereto) to be entered into by the Company and Cahill Warnock.

         Please acknowledge your understanding of the foregoing by executing a copy of this letter in the space provided.

                                                  Very truly yours,

                                                  THE RIGHT START, INC.

                                                  By: /s/ Jerry R. Welch
                                                  ------------------------------
                                                          Jerry R. Welch
                                                          President and Chief
                                                          Executive Officer



Accepted and Agreed
this 11 day of October, 1996 by

CAHILL WARNOCK STRATEGIC PARTNERS, L.P.

By:      /s/ Cahill, Warnock Strategic Partners, L.P.
         --------------------------------------------
         its General Partner

         By: /s/ David L. Warnock
             ----------------------------------------
         Name: David L. Warnock
         Its: General Partner


                              Page 16 of 21 Pages
                                   --    --




                                                                       Exhibit 3

                               AMENDMENT NO. 1 TO
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                  CAHILL, WARNOCK STRATEGIC PARTNERS FUND, L.P.

         AMENDMENT NO. 1 dated as of the 26th day of July, 1996, by and among Cahill, Warnock Strategic Partners, L.P., a Delaware limited partnership, as general partner (the "General Partner") of Cahill, Warnock Strategic Partners Fund, L.P., a Delaware limited partnership (the "Partnership"), and the Limited Partners of the Partnership listed on Schedule A to the Limited Partnership Agreement of the Partnership, dated as of April 11, 1996 (the "Partnership Agreement"), at least 66 2/3% in interest of whom have executed a counterpart signature page to this Amendment No. 1:

         WHEREAS, immediately prior to the admission on the date hereof of additional Limited Partners to the Partnership pursuant to Section 8(c) of the Partnership Agreement, the parties hereto desire to amend the Partnership Agreement and approve Amendment No. 1 to the Management Agreement, the form of which Management Agreement is attached to the Partnership Agreement as Schedule B.
         NOW, THEREFORE, the parties hereto, in consideration of the premises and the agreements herein contained and intending to be legally bound hereby, agree as follows:

         1. Section 4(k)(2) of the Partnership Agreement is amended by deleting the second sentence thereof in its entirety and substituting the following:

                          "Notwithstanding  Section 4(e)(1) to the contrary, the
                           Principals may organize, after the date of this Agreement, other investment funds and client investment vehicles for the benefit of employees, associates and advisors of the General Partner and the Principals and for investors who may be strategically important to the Partnership, specifically for the purpose of co-investing with the Partnership; provided that the aggregate amount of capital committed to such other investment funds and client investment vehicles does not exceed $7 million; and provided, further, that any such investment funds or client investment vehicles which are managed by the General Partner or the Principals shall sell or otherwise dispose of each such co-investment at substantially the same time and on substantially the same terms as the Partnership in amounts proportionate to the relative


                               Page 17 of 21 Pages
                                    --    --



                           size of the investments made by such investment funds and client investment vehicles and the Partnership."

         2. Section 7(a) of the Partnership Agreement is amended by deleting the first sentence thereof in its entirety and substituting the following:

                          "The  Partnership  shall  have a  Valuation  Committee
                           which shall consist of at least three (3) but not more than five (5) members, none of whom shall be an officer, director, member or employee of the General Partner, the Management Company or any affiliate thereof, and none of whom shall be related to any Principal."

         3. Section 8(a) of the Partnership Agreement is amended by adding the following text at the end thereof:

                          "Each notice for an  Additional  Capital  Contribution
                           from the General Partner shall include a general description of the purposes and uses for which the Additional Capital Contribution is being called including, for example, the payment of Partnership expenses (including the Management Fee) and the purchase of Portfolio Company Securities; provided that the General Partner shall not be required to identify the purposes and uses of 100% of any Additional Capital Contribution or be required to identify the name of any particular Portfolio Company or proposed Portfolio Company. After the fourth anniversary of the last admittance of any additional Limited Partners pursuant to Section 8(c) hereof, the General Partner shall not make any further calls for Additional Capital Contributions for the purpose of investing in the Securities of any entity that was not a Portfolio Company (including as a Portfolio Company for such purpose, any predecessor of such entity) on such anniversary date, except with the approval of the Valuation Committee. After the fifth anniversary of the last admittance of any additional Limited Partners pursuant to Section 8(c) hereof, the General Partner shall not make any further calls for Additional Capital Contributions for the purpose of investing in the Securities of any entity that was a Portfolio Company (including as a Portfolio Company for such purpose, any predecessor of such entity) on such anniversary date, except with the approval of the Valuation Committee."

         4. Section 11(b) of the Partnership Agreement is amended by adding the following subsection (8) at the end thereof:

                          "(8) An amount equal to 50% of all distributions  made
                           to the General Partner, other than (A) Tax Distributions plus (B) distributions the General Partner would have received if it had made its Capital Contributions as a Limited Partner and did not hold an interest as a General Partner (excluding any Tax Distributions on account thereof which are included in (A)), shall be used by the General Partner immediately upon distribution thereof to prepay any promissory notes contributed by the General Partner to the Partnership."


                              Page 18 of 21 Pages
                                   --    --



         5. Section 16 of the Partnership Agreement is amended by adding the following text at the end thereof:

                          "No  Principal  will   voluntarily   assign,   pledge,
                           mortgage, hypothecate, sell or otherwise dispose of or encumber (a "Disposition") all or any part of his interest in the allocations made to the General Partner of "20% of such additional Net Realized Gain" pursuant to Section 10(b)(1)(A)(iv) (the "20% carried interest"), except for (a) Dispositions to members of his immediate family or trusts for the benefit of such general partner or members of his immediate family (and, in the case of any Dispositions to such family members or such trusts, the transferee shall thereafter be subject, as to further transfers, to the same restrictions on transfer as were applicable to the transferor), (b) Dispositions to other persons who are associated with or employed by the General Partner, the Principals or the Management Company, and (c) Dispositions to another Principal; provided, that, the Dispositions of all Principals pursuant to clauses (a) and (b) shall not exceed in the aggregate 45% of their aggregate interests in the 20% carried interest."

         6. Section 19(c) of the Partnership Agreement is amended by adding the following text at the end thereof:

                          "The General  Partner  shall  transmit to each Partner
                           within sixty (60) days after the close of each fiscal year, a report describing any fees and other remuneration which, pursuant to Section 4(b) of the Management Agreement, reduced the Management Fee payable in such fiscal year. Such description will be organized by the type of such fees and other remuneration (e.g., director's fees and consulting fees) and the dollar amount attributable to each such category."

         7. Pursuant to Section 7 of the Management Agreement, the Limited Partners hereby consent to Amendment No. 1 to the Management Agreement dated the date hereof, which amends Section 4(b) of the Management Agreement by adding the following text at the end thereof:

                          "If in any year such reductions  exceed the Management
                           Fee otherwise payable, the excess amount of such reductions shall be carried forward on a year-by-year basis."


                              Page 19 of 21 Pages
                                   --    --



         IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 as of the day and year first above written.

                                      GENERAL PARTNER

                                      CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.


                                      By:  /s/ Edward L. Cahill
                                           -------------------------------------
                                           Edward L. Cahill, General Partner


                                      By:  /s/ David L. Warnock
                                           -------------------------------------
                                           David L. Warnock, General Partner




                              Page 20 of 21 Pages
                                   --    --



                               AMENDMENT NO. 1 TO
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                  CAHILL, WARNOCK STRATEGIC PARTNERS FUND, L.P.

                         LIMITED PARTNER SIGNATURE PAGE


         The undersigned Limited Partner hereby executes Amendment No. 1 to Limited Partnership Agreement of Cahill, Warnock Strategic Partners Fund, L.P. and hereby authorizes this signature page to be attached to a counterpart of such document executed by the General Partner of Cahill, Warnock Strategic Partners Fund, L.P.


Please type or print exact
  name of Limited Partner                                 *
                                      ------------------------------------------


Please sign here                      By
                                      ------------------------------------------

Please type or print exact
  name of signer
                                      ------------------------------------------

Please type or print
  title of signer                     Title
                                      ------------------------------------------



* Signature pages of the limited partners will be provided upon request.



                              Page 21 of 21 Pages
                                   --    --